Exhibit 9

ARBOR REALTY TRUST, INC.

March 6, 2008

VIA EMAIL
Mr. Kenneth Witkin
Chief Executive Officer and Director
CBRE Realty Finance, Inc.
185 Asylum Street, 31st Floor
Hartford, CT  06103

Dear Ken:

Based on information available in the market, we understand that you have hired CBRE CB Richard Ellis, an affiliate of your manager, to sell certain loans that you have on your balance sheet.  We believe that you are potentially selling these loans at a discount to your book basis in these assets. We would appreciate an explanation of the following:

The financial arrangement between you and CBRE CB Richard Ellis for this sale,

Where these assets are currently financed and if any of these assets are in your CDOs and, if sold at a discount, whether you plan to use company liquidity to buy these assets out of your CDOs at par, and

If you do not sell any of these assets, whether (i) in the future you will carry these assets at the value indicated by the bids you receive and (ii) you will be disclosing the bids you have received to enable your shareholders to have an understanding of the fair value of these loans.

  In addition, we are disappointed that your response was no comment to our letter of January 22, 2008, in which your immediate response was requested due to the potential materiality of the issues presented in that letter and your prior public statements. In particular we believe there has been significant deterioration in both the Macklowe Equity Office and Drake Hotel transactions since the date of our prior letter. Given the significant investment you have in these transactions it is imperative that you provide detailed, accurate and timely information to the markets with respect to these issues.

Your immediate response is requested due to the materiality of these issues and your prior public statements.  If any statements are incorrect, please inform me immediately.  It is important that the Company update the market as to interim and projected write-downs which could have a material effect on your Company.

Sincerely,

Ivan Kaufman
Chief Executive Officer
Arbor Realty Trust, Inc.